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03050818

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bougainville Copper Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



PROCESSED
JUN 03 2003
THOMSON FINANCIAL

FILE NO. 82- 1133 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE : 5/28/03

82-1153




'5
- 36 Fl.

Bougainville Copper Limited

ANNUAL REPORT 2002

BOUGAINVILLE COPPER LIMITED ANNUAL REPORT

Incorporated in Papua New Guinea A.R.B.N. 007 497 869

THE COMPANY

From 1972 until 1989 Bougainville Copper Limited operated a large open pit mine and processing facility at Panguna on Bougainville Island in the North Solomons Province of Papua New Guinea producing copper concentrate containing significant quantities of gold and silver. On 15 May, 1989 production was brought to a halt by militant activity.

In the seventeen years before cessation of operations in 1989 the mine had produced concentrate containing 3 million tonnes of copper, 306 tonnes of gold and 784 tonnes of silver. The production had a value of K5.2 billion which represented approximately 44% of Papua New Guinea's exports through that period. Contributions to the National Government in the form of taxes, duties and dividends were approximately 17% of internally generated Papua New Guinea Government revenue over that period.

A total of K1 088 million has been contributed to the National Government which represents 62% of the net cash generated by the project. In addition, payments to the North Solomons Provincial Government and Panguna landowners, together with provisions made since 1990, amount to K114 million. Further, the company's presence in the North Solomons Province had promoted the development of significant local business enterprises to provide goods and services required for the mining operation and for the residents of the province.

Company training programs for some 12 000 employees, including approximately 1 000 completing full trade apprenticeships and some 400 completing graduate and post graduate studies, had previously resulted in considerable progress in the localisation of the company's employees and also added significantly to the number of skilled workers elsewhere in the country's work-force. At the end of 2002, the company had no employees. The activities of the company are being managed on a contracted services basis by a small team of Rio Tinto Minerals (PNG) Limited staff based in Port Moresby.

Since the mine closed the company has retained, in good standing, its mine lease and other leases on Bougainville. Three years ago the company announced a change in strategic direction. Rather than maintain readiness to redevelop the mine the company announced its desire to dispose of the Bougainville assets. It has also started to develop a portfolio of cash and equities, including investments in PNG projects. Bougainville Copper Limited has let the Government know it is ready to discuss disposal of the Bougainville assets when Bougainville leaders and Government consider it appropriate.

Bougainville Copper Limited is owned 53.6% by Rio Tinto Limited. The Papua New Guinea Government owns 19.1% while public shareholders hold the remaining 27.3% of the share capital.

NOTICE OF MEETING

The Annual General Meeting of Bougainville Copper Limited will be held at 10.00 am on Wednesday 9 April, 2003 at the Crowne Plaza, Hunter Street, Port Moresby, Papua New Guinea.
A separate Notice of Meeting is enclosed.
All shareholders are cordially invited to attend.

DIRECTORS

B. L. Cusack (Chairman)
B. R. Alexander
K. Aua
D. H. McLellan
M. A. Moramoro OBE
P. R. Taylor

SECRETARY

P. D. Coleman

CONTENTS

THE YEAR IN BRIEF

- *Mine remained closed. Access to Panguna mine still not possible.*
- *Slow progress towards autonomous government.*
- *Continued diversification of investments into equities.*
- *Investments in Lihir and top 50 ASX listed companies continued.*
- *Profit impacted by substantial movements in exchange rates and interest rates.*

		2002	2001
Investment income	(K'000)	11 973	12 981
Operating profit	(K'000)	7 870	8 411
Earnings per share	(toea)	1.96	2.10
Shareholders' funds	(K'000)	301 607	301 751
Return on shareholders' funds	(per cent)	2.6	2.8

CHAIRMAN'S STATEMENT

It is now 13 years since the Company was denied access to the mine and the right to conduct its lawful business.

The Company retains its mining and associated leases in good standing and has previously indicated its desire to resolve its position in relation to its rights and obligations (including its willingness to discuss disposal of its assets). Before doing so there are a number of outstanding issues concerning landowners, rehabilitation and uncertainty with respect to power sharing between the National Government and the yet to be formed autonomous government for Bougainville. I am hopeful these outstanding issues will be resolved in the coming year.

Constitutional provisions are being drawn up in anticipation of autonomy. The power sharing arrangements will be important for BCL with respect to control over matters associated with exploration and mining. Currently BCL mining rights and obligations on Bougainville are governed by the Bougainville Copper Agreement legislation. This is an Act of Parliament giving statutory force to a contract between the National Government and the Company. Any arrangement that transfers some or all powers with respect to exploration and mining to Bougainville will necessarily impact this agreement. The Company has not yet entered into formal talks with either the National Government or Bougainville parties on how the Bougainville Copper Agreement will be accommodated under future power sharing arrangements. I expect such talks will commence in the coming year.

Shareholders may recall that, after mining was terminated due to civil disturbance, the Company made an insurance claim. Much of the settlement amount was used to retire Company debt, with the remainder placed in fixed deposits, mainly offshore. In the early years after mine closure there was optimism the mine would be reopened quickly and with modest expenditure. When the kina was floated, BCL and other PNG companies were required to bring their surplus cash onshore to support the kina. Although the kina steadily depreciated in value against major currencies since it was floated, high interest rates offset the depreciation of the currency. In recent years, the rate of currency depreciation has increased and interest rates decreased. Directors have sought to protect the value of the holdings through a shift into a mix of cash and equities. However, any offshore investments are subject to Central Bank approval to remit funds.

The largest single equity investment is in mining in PNG through the Lihir project. The Company has also invested in the recent float of Ramu Sugar. BCL would like to make further investments in PNG projects where they are internationally competitive. A competitive tax regime, consistency in government regulation and its application, transparent government decision-making, workable foreign exchange controls and timely government approvals are important considerations. Of high importance is adherence to the rule of law and sanctity of contract. Having been a victim of a breakdown in law and order the Company is focussed on this issue. All branches of the legal system and law enforcement need respect and adequate resources to ensure due process.

The Company does not propose to pay a dividend this year. The main reason for this decision is that over 50% of shareholders did not bank their last dividend cheque. This high percentage was unexpected and is likely the result of a combination of incorrect or unknown addresses and high transaction costs. Getting approval to remit money to pay overseas shareholders proved difficult and time consuming. Many shareholders have such a small parcel of shares they cannot be traded. The Company is looking at the legal and administrative possibilities of acquiring shareholdings that are not a marketable parcel.

The company has, hopefully, finally resolved a dispute with the Internal Revenue Commission over the imposition of interest withholding tax. The Company takes the view its sufficient tax losses should be offset against this tax before its collection.

Just prior to Christmas last year the government announced a tax audit of the Company anticipated to take three to four months. Although the audit is said to be 'routine' it will involve the Company in additional administrative cost.

In the coming year we will still have to exercise patience as matters outside the control of the Company will continue to dictate what can be achieved. However the processes of reconciliation and peace on Bougainville and the progress on constitutional resolution encourage your Board that this year will enable the initiation of dialogue on ultimate terms and conditions for determining the future of the Company.

This year, Dr Moseley Moramoro and Mr Kuma Aua retire as directors in accordance with the constitution of the Company. Both Messrs Moseley and Aua offer themselves for re-election. I support the re-election of both retiring directors.



B.L. Cusack
Chairman
3 February, 2003

THE YEAR IN REVIEW

GENERAL

As a result of the Company being unable to mine at Panguna its income is derived from cash and equity investments. The move from purely cash to a mix of cash and equities has reduced the impact of the depreciating value of the kina against the Australian dollar and lower interest rates compared with the previous year. In 2002, net income was K11.97 million compared with K12.98 million the previous year. Results at year-end, in Australian dollar terms, highlight the effect of the depreciating Kina. The profit in 2002 was A$3.59 million compared with a profit in 2001 of A$4.69 million.

Despite efforts by government to bring about economic reforms, little has changed in terms of investor confidence in PNG. The outlook for the economy is poor. PNG desperately needs new private sector investments. Lack of investment opportunity is in nobody's interest.

The mining and petroleum sectors have long lead times before a new project gets to the construction stage, let alone the production stage. The projected demise of much of PNG's mining and petroleum industry within the next decade, without replacement projects, will have a devastating effect on many of the PNG owned and run service and support companies and will greatly impact the economy and employment. The financial well being of BCL is largely dependent on the condition of the PNG economy while it maintains significant investments in the country. Investment incentives are needed to arrest the deepening economic malaise.

PNG, including Bougainville, is highly prospective for further major mineral discoveries but even good prospects are not guaranteed funding. Those countries seeking to build their economies on resource development are actively competing for the increasingly scarce exploration dollar. PNG needs a bigger share of the world exploration budget.

It is reasonable to assume that some self-governing powers will be in place on Bougainville before the next year's annual general meeting of the company. With devolution of power comes the obligation to administer properly . Resources will be needed for the task and it is likely that revenue levels currently generated from Bougainville will be inadequate for this purpose. The imperative to succeed, after such a long period of struggle, may just see Bougainville take the lead in the promotion [illegible]

It has many people highly skilled in the industry. Bougainville has considerable exploration potential and no major program of exploration has taken place since PNG gained independence. Ironically the events that lead to the closure of the company mine may indirectly result in lifting the moratorium on exploration so an autonomous Bougainville can develop its resources on its own behalf.

The Panguna ore body could sustain many years of mining if the social, political and economic conditions are right. Despite the occasional anti-mining statement, there is anecdotal evidence that many Bougainvilleans remember fondly the benefits that flowed from the industry and many remained in the industry by moving to other mines when Panguna closed. It is also common knowledge that gold is being recovered from mine tailings down stream from Panguna. While this activity may be producing much needed cash there are safety and environment issues associated with this mining activity. BCL does not have access to the area and is therefore unable to manage these issues.

Gold is also being won from other parts of Bougainville indicating exploration potential beyond the Panguna area.

Clearly there are issues concerning past mining and the future of BCL assets that need to be discussed. At the last annual general meeting, the Chairman expressed the company's willingness to enter into discussions about the future of the Company's assets on Bougainville when the other parties are ready. Although the Bougainville Copper Agreement, which governs mining rights at Panguna, is between the National Government and BCL, negotiations with respect to the future of these rights will need to include Bougainville.

LITIGATION

There is an action being prosecuted in the United States Federal Court on behalf of a group of 21 Bougainvilleans. This action is against BCL's largest shareholder, Rio Tinto Limited and Rio Tinto plc. It relates to alleged wrongful conduct arising before and after the mine closed. The US Federal Court has dismissed all claims but the plaintiffs have appealed. The appeal may not be heard before the next annual general meeting and even if it is, a judgement is not expected by that time. The outcome of the appeal will not necessarily complete the case. That [illegible]

Although BCL is not a party to the action, the possible implications for the company and the mining industry and indeed PNG are considerable. This is because the case seeks to establish initially that the US Federal Court has jurisdiction to hear claims arising in PNG where none of the parties is American and whether or not the laws of PNG have been breached. If this aspect of the case succeeds, it means any investor or intending investor in PNG may comply with PNG laws but still be sued in the US because of an alleged breach of a non-PNG law. Such a decision would be a disincentive to foreign companies investing in PNG.

The other matter involves a claim by two Bougainvilleans in the National Court seeking declarations as to what, if any, compensation is due under the now expired Landowner Compensation Agreement and who are the lawful representatives of the landowners for the purpose of the agreement. This action is against BCL and is not yet resolved.

INVESTMENT POLICY

Currency depreciation in PNG in the last few years has had a major impact on the company. In an effort to maintain hard currency value of the non Bougainville assets, the company has directed much of its kina holdings to assets valued in hard currency. The ability to do this is severely constrained by PNG exchange control policy and practise, while, domestically it is difficult to find investments that meet the company's requirements for security and value retention. Nonetheless the company has made a good start to diversifying its investment portfolio and now holds a mix of government bonds, bank term deposits, and offshore and onshore shares. The major asset of the company remains the Panguna ore body however it is difficult to value and impossible to manage when access to the mine site is still not available. Until the net worth and future of Bougainville's assets are determined it is difficult for the board to commit to a long-term plan for the company.

The reduction in profit is also partly due to the worldwide retraction of capital growth in equities. Over the longer term, better capital growth is expected which, when combined with the currency hedge effect, should ensure healthy kina returns and better hard currency value than would have if cash only investments had been maintained.

The Chairman has advised that over half the dividend cheques issued last year have not been presented for payment. This figure is much higher than expected so it is not intended to pay another dividend until a program is undertaken to determine why this occurred and what is needed in any future distribution to shareholders.

OUTLOOK

2003 is a year in which the future direction of the Company may become clearer. For example, if Bougainville implements autonomy there will be an appropriate authority in addition to the National Government, with whom BCL can discuss the future of the mine.

The health of the PNG economy, incentives to attract resource investors, currency stability, and exchange control policy and practise and liquidity within the economy are all factors that will impact the company's investment strategy. The company has cash resources sufficient to assess and invest in PNG projects but will only do so if the investment is in the best interests of shareholders.

There are constraints on investment flexibility in PNG that mean the Board can only manage the Company's affairs as PNG's regulators permit. There are encouraging signs the government is committed to reforms, particularly in the mining sector, that will make investment in PNG more attractive. If these reforms become reality the Board will assess whether changes to it's investments are needed to take advantage of the reforms.



Peter Taylor
Managing Director
3 February, 2003

DIRECTORS' REPORT

The directors of Bougainville Copper Limited present their report on the audited financial statements of the company for year ended 31 December, 2002.

REVIEW:

The Panguna mine has not operated since 15 May, 1989 due to the crisis on Bougainville and the activities of armed militants, and it has not been possible for company employees to return to the mine since their withdrawal early in 1990.

Following withdrawal of employees from the island, a small management team was established in Port Moresby. This team has now been incorporated into Rio Tinto Minerals (PNG) Limited (RTM), a wholly owned subsidiary of Rio Tinto Limited. The company has a service agreement with RTM.

The strategy to diversify investments into equities has continued. The Government has also been made aware of the company's willingness to discuss matters relating to Bougainville with the stakeholders.

DIRECTORS:

The directors of Bougainville Copper Limited at the date of this report are:

B. L. Cusack (Chairman)

Age 60 B Eng (Hons) M Eng Sci (Hons)

Extensive experience within the Rio Tinto Group since 1966. Director of Oxiana Resources N.L., Smorgon Steel Group Limited, Macmahon Holdings Limited and Energy Resources of Australia Limited. President of the Minerals Council of Australia. Appointed director of Bougainville Copper Limited August, 1997.

B. R. Alexander

Age 60 FAIB FAICD

Forty years with Westpac Banking Corporation including five years as Chief Executive, Pacific Regional Banking and Chairman, Westpac Bank (PNG) Limited (1994-1999). Former President Australia PNG Business Council. Former Chairman, AESOP Business Volunteers, Chairman Hunter Olive Co-operative Limited. Appointed director of Bougainville Copper Limited May, 1999.

K. Aua

Age 47 Bec

Former First Assistant Secretary, Department of Foreign Affairs & Trade. Managerial roles in the private sector until joining the Department of Mining and Petroleum as Deputy Secretary in 1994. Appointed Secretary, Department of Mining in 1998. Director of Mineral Resources Corporation, Director of Mineral Resources Lihir, Director of Mineral Resources Star Mountains and Deputy Chairman of the PNG Water Board. Appointed director of Bougainville Copper Limited October, 1998.

D. H. McLellan

Age 67

Extensive experience of commercial business in Papua New Guinea as former Managing Director of Burns Philp (PNG) Ltd. Former President of PNG Employers Federation. Former Chairman of Australian Executive Overseas Program Ltd. Appointed director of Bougainville Copper Limited July, 1998.

M. A. Moramoro OBE

Age 50 B Com MSc

Former Vice Chancellor, PNG University of Technology. Former Executive of Rio Tinto Minerals (PNG) Pty Limited and Chevron Niugini Limited. Currently Chairman of the Independent Public Business Corporation (formerly Privatisation Commission). A member of the Boards of Westpac Bank (PNG) Limited, SP Brewery Limited, National Superannuation Fund and Highlands Pacific Limited. Appointed director of Bougainville Copper Limited April, 1993.

P. R. Taylor

Age 56 BA BSc LLB LLM

Lawyer formerly in private practice.
Within the Rio Tinto Group formerly Company Secretary Bougainville Copper Limited, General Manager Commercial CRA Exploration Pty Limited, CRA Projects and General Corporate Counsel CRA Services Limited. Appointed director of Bougainville Copper Limited April, 1997 and Managing Director March, 2000.

ACTIVITIES:

Bougainville Copper Limited has produced copper concentrate containing gold and silver from a mine at Panguna, Bougainville, Papua New Guinea, from 1972 until operations were suspended due to militant activity in May, 1989. The company has no subsidiaries.

NET EARNINGS:

The net profit of Bougainville Copper Limited for 2002 was K7 869 622 (2001 K8 410 999).

TAXATION:

No future income tax benefits have been recognised in the accounts.

SHARE CAPITAL:

There was no change in the company's capital structure during the year.

LONG TERM LOANS:

The company has no loans and no lines of credit are in place.

DIVIDENDS:

The directors have not declared a dividend for 2002.
A dividend of 2 toea per share was declared for 2001.

ACCOUNTING POLICIES:

There have been no changes made in the company's accounting policies during 2002.

MEETINGS OF DIRECTORS:

There were four full meetings of the company's directors held during the year ended 31 December, 2002, and the numbers of meetings attended by each director were:

B. L. Cusack	4
B. R. Alexander	4
K. Aua	4
D. H. McLellan	4
M. A. Moramoro	4
P. R.Taylor	4

DIRECTORS' INTERESTS:

Directors' interests in the share capital of the company and its related companies as at 3 February, 2003 were:

B. L. Cusack	150 Bougainville Copper Limited shares 11 452 Rio Tinto Limited shares 25 174 Rio Tinto Limited options 14 311 conditional ordinary shares in a related body corporate
P. R. Taylor	600 Rio Tinto Limited shares 959 Rio Tinto Limited options
B. R. Alexander	No interests
K. Aua	No interests
D. H. McLellan	No interests
M. A. Moramoro	No interests

INTEREST'S REGISTER:

There were no transactions recorded in the Interest's Register during the year, other than the directors' interests in the shares of the company as shown above.

AUDITORS:

The retiring auditors, PricewaterhouseCoopers, being eligible, offer themselves for re-appointment. Details of amounts paid to the auditors for audit and other services are shown in note 2 to the financial statements.

REMUNERATION OF EMPLOYEES:

The company had no employees during the year.

REMUNERATION OF DIRECTORS:

The amount of directors' remuneration, including the value of benefits, received during the year is shown in note 11 to the financial statements.

DONATIONS:

The company made no donations during the year.
The Company does not make donations to political parties.
The Bougainville Copper Foundation continues to provide educational and other support. BCL provides administrative support to the Foundation.

ENVIRONMENT:

Mining operations of the company ceased in 1989 and it has been denied access to its mine site because of the civil disorder since that year. The company is not aware of any liability being incurred under any environmental legislation.

ADDITIONAL INFORMATION:

The directors also state that:

1. There were no significant changes in the state of affairs of the company during the year.

2. The results of the company during the financial year have been, in the opinion of the directors, substantially affected by events of a material and unusual nature as contained in this report, and as set out in the notes to the accounts.

3. Except as reported in this annual report, no matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect:
   - (i) the operations of the company
   - (ii) the results of those operations or
   - (iii) the state of affairs of the company in the financial year subsequent to 31 December, 2002.

4. The directors do not have an interest in any contract or proposed contract with the company, are not parties to any material contract involving directors' interests, and are not in receipt of any loans or benefits other than the aggregate amount of emoluments received or due and receivable by directors shown in the accounts and the amount of fixed salary derived from the company or from a related corporation.

5. No options over shares of the company have been granted by the company during the financial year or since the end thereof no shares of the company were issued during the year or have been issued since the end thereof by virtue of the exercise of any option granted by the company; and no options over shares of the company are outstanding at the date of this report.

6. The company has an audit committee. Members of the audit committee are B. R. Alexander, D. H. McLellan and M. A. Moramoro.

7. In the exercise of their duties as your directors, the Bougainville Copper Limited Board is committed to observing the highest standards of corporate governance and ethical standards. The Board has the responsibility to set the strategic direction of the company, review the financial performance, monitor achievement against objectives, review the management of business risk and report to the shareholders.

8. There is currently one director who is a full-time employee of the Rio Tinto Group and five non-executive directors (one of whom is the Papua New Guinea Government's representative). The Board seeks to maintain an appropriate blend of qualifications, skills and experience of directors commensurate with the size and activities of the company. The Board elects the Managing Director whilst one-third of all other directors, in accordance with the company's Constitution, retire at every annual general meeting, and may be eligible for re-election. The Chairman has the responsibility for overseeing the nomination of all directors and for the review of the Board's membership, in conjunction with all the Board members.

9. The directors shall be paid out of funds of the company by way of remuneration for their services as directors such sum (not exceeding in aggregate A$200,000 per annum) as the directors may from time to time determine.

10. The company is committed to the management of risks to protect the environment, company assets, earnings and reputation and maintains a risk register which is actively reviewed.

11. In exercising their duties as directors, the Board and individual members of it can seek independent professional advice at the company's expense. Requests for the provision of such advice are directed to the Chairman.

12. The company follows a continuous disclosure policy, making announcements to the Australian Stock Exchange when it becomes aware of information which might materially affect the price of its shares.

Signed this 3rd day of February, 2003 in accordance with a resolution of the directors of Bougainville Copper Limited.

P. R. Taylor Managing Director



M. A. Moramoro Director



STATEMENT OF EARNINGS

Bougainville Copper Limited year ended 31 December, 2002	Notes	2002 K'000	2001 K'000
Income			
Interest		**9 202**	12 961
Net exchange gain	5	**289**	20
Unrealised gain on revaluation of investments		**1 839**	-
Realised gain on disposal of investments		**469**	-
Dividends		**174**	-
		11 973	12 981
Costs and Expenses			
General and administration expenses	2	**(4 103)**	(4 570)
Operating Profit		**7 870**	8 411
Income Tax	4(a)	**-**	-
Operating Profit After Tax		**7 870**	8 411
Earnings per share (toea)		**1.96**	2.10

MOVEMENTS IN EQUITY

	Paid up Capital K'000	Asset revaluation reserve K'000	Accumulated losses K'000	Total K'000
Brought forward at 01.01.01	401 063	31 276	(138 999)	293 340
Operating profit - 2001	-	-	8 411	8 411
Balance at 31.12.01	401 063	31 276	(130 588)	301 751
Operating profit - 2002	-	-	7 870	7 870
Dividends paid - 2002	-	-	(8 014)	(8 014)
	401 063	31 276	(130 732)	301 607

All amounts are expressed in Papua New Guinea kina. Rounding to the nearest thousand kina has been adopted. The notes commencing on page 12 form part of these accounts and are to be read in conjunction with them.

BALANCE SHEET

Bougainville Copper Limited year ended 31 December, 2002	Notes	2002 K'000	2001 K'000
FUNDS EMPLOYED:			
Shareholders' Funds			
Paid up capital	10	**401 063**	401 063
Asset revaluation reserve	8	**31 276**	31 276
Accumulated losses		**(130 732)**	(130 588)
		301 607	301 751
NON - CURRENT LIABILITIES			
Provisions	6(b)	**22 073**	22 073
Other creditors	6(b)	**4 520**	4 522
Income tax	4(b)	**6 759**	6 759
		33 352	33 354
CURRENT LIABILITIES			
Creditors	6(a)	**1 264**	1 298
TOTAL FUNDS		**336 223**	336 403
THESE FUNDS ARE REPRESENTED BY:			
NON - CURRENT ASSETS			
Investments	3	**18 882**	3 115
Other debtors	9(b)	**3 909**	3 909
Mine assets	7	**197 894**	197 894
		220 685	204 918
CURRENT ASSETS			
Bank balances		**100 331**	87 647
Short term liquid investments		**9 885**	38 110
Other debtors	9(a)	**5 322**	5 728
		115 538	131 485
TOTAL ASSETS		**336 223**	336 403

Details of contingent liabilities and assets are shown in note 12.
All amounts are expressed in Papua New Guinea kina.
Rounding to the nearest thousand kina has been adopted.
The notes commencing on page 12 form part of these accounts and are to be read in conjunction with them.

STATEMENT OF CASH FLOWS

Bougainville Copper Limited year ended 31 December, 2002	2002 K'000	2001 K'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Payments to suppliers	(3 999)	(5 495)
Interest received	9 619	12 967
Dividends received	174	-
Net Operating Cash Flows	5 794	7 472
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(8 014)	-
Net financing cash flows	(8 014)	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for purchase of shares in non-related entities	(16 758)	(3 115)
Proceeds from sales of shares in non-related entities	3 148	-
Proceeds from sales of property, plant and equipment	-	12
Net investing cash flows	(13 610)	(3 103)
NET INCREASE / (DECREASE) IN CASH HELD		
Net cash flow	(15 830)	4 369
Cash at beginning of year	125 757	121 368
Effect of exchange rate changes on cash held	289	20
Cash at end of year	110 216	125 757
CASH COMPRISES		
Bank balances	100 331	87 647
Short term liquid investments	9 885	38 110
	110 216	125 757

All amounts are expressed in Papua New Guinea kina.
Rounding to the nearest thousand kina has been adopted.
The notes commencing on page 12 form part of these accounts and are to be read in conjunction with them.

For, and on behalf of, the Board.



P. R. Taylor
Managing Director



M. A. Moramoro
Director

3 February 2003

NOTES TO ACCOUNTS

These notes form part of the 2002 accounts of Bougainville Copper Limited and should be read in conjunction with them.

1. (a) BASIS OF PREPARATION

Mine production was suspended on 15 May, 1989 because of attacks on employees. Following repeated instances of damage to mine facilities and the power line and further attacks on employees, it became necessary to evacuate all remaining company personnel from Bougainville early in 1990.

There continues to be considerable uncertainty surrounding the future of the Panguna mine. Since the withdrawal of company personnel from Bougainville was completed on 24 March, 1990, there has been no care and maintenance of the company's assets. Considerable deterioration of the assets has occurred in the intervening period, because of this lack of care and maintenance, their exposure to the elements, vandalism, pilferage and militant action. However, as access to the mine site has not been possible, the extent of the necessary write-downs is not capable of reliable measurement or estimation. At the same time, because the assets are not in use, normal depreciation charges, to reflect wear and tear from their utilisation in production, are not technically appropriate.

Nevertheless, with the passage of time, it is clear that a major write-down of assets from their pre-closure levels will be required. To allow for this future write-down, the directors made a general provision in 1991 for deterioration, damage and pilferage of K350 million, with this sum being classified as an extraordinary item.

The exact quantum of this provision should not be viewed as a precise calculation reflecting an accurate estimate of the present value of losses or likely costs of repair. Rather, the reduction in carrying value should be seen as a broad estimate of the total service potential likely to have been lost to the operation in respect of the whole inventory of assets carried in the books.

While directors have made this provision in good faith based on the limited information available to them, it must be recognised that the actual extent of the necessary write-downs can only be established when access to the mine site by appropriate company representatives is again possible. Accordingly, the 1991 provision may eventually prove to be above or below the sum which is necessary to reflect these losses. The directors believe that in the absence of reliable information and the lack of a more suitable alternative, this is the only appropriate basis to use, despite the current cessation of operations.

1. (b) ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the accounts are stated to assist in a general understanding of the financial statements. It should be noted that the principal policies set out below are applicable only because of the basis of accounting adopted for the reasons set out above. Accounting policies relevant to mining operations are not presented.
The policies generally comply with Australian Accounting Standards and conform in all material respects with the International Accounting Standards and other generally accepted accounting practice, in Papua New Guinea. They are consistent with those adopted in the previous period unless otherwise stated.

COST CONVENTION:

The results of operations and the financial position of the company are accounted for under the historical cost convention, except that they reflect the revaluation in 1980 of certain major items of property, plant and equipment.

DEPRECIATION AND AMORTISATION:

Following cessation of mining activities, in 1991 a general provision of K350 million was made for deterioration, damage or pilferage of company assets on Bougainville. The accuracy of that provision cannot be proved, because the lack of access to Bougainville prevents a detailed assessment of the nature or extent of those losses. No depreciation charge or increase to the general provision has been made since 1991. The directors consider that any further review of the general provision at this time would be completely arbitrary because of the continuing lack of access to the mine.

TAXATION:

Tax effect accounting procedures are followed. Any current liability for income tax is based on estimated taxable income for the year. The components of this taxable income can differ from those which make up the earnings before tax for the year and these differences are either permanent differences or temporary differences. Permanent differences are disclosed in note 4. Temporary differences arise because the tax base of some assets and liabilities is different from their accounts carrying value. The tax effect of these temporary differences is classified as either deferred income tax liability or future income tax benefit in the balance sheet. Future income tax benefits are not recognised unless their realisation is probable. Future income tax benefits therefore have not been recognised pending the development of a clearer view of the timing of recommencement of operations.

FOREIGN CURRENCY:

Monetary assets and liabilities in foreign currencies are translated into Papua New Guinea currency at the rates of exchange ruling at balance date. All other overseas transactions are translated at the rate of exchange applying when they occurred. Exchange gains and losses on overseas borrowings are recognised as they occur to reflect the full effect of exchange rate movements. Other monetary gains and losses are also recognised as they occur. Gains and losses on hedges (excluding hedges relating to specific commitments) are included in earnings for the period during which the exchange rate movements occurred.

PROVISIONS:

Provision is made for compensation, rehabilitation and stabilisation for which the company may be liable as a consequence of cessation of operations. The amount previously shown as a liability for landowners' compensation has been classified as a provision. Bank balances previously shown under Other Debtors in respect of this liability have been classified as part of Bank Balances.

INVESTMENTS:

At 1 January 2001 the company adopted IAS 39 and classified its investments in marketable securities (shares in other corporations) as 'available for sale'. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investments for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognized on the trade date, which is the date that the company commits to purchase or sell the asset. Cost of purchase includes transaction costs. Available-for-sale investments are subsequently carried at fair value. Realised and unrealized gains and losses arising from changes in the fair value of available-for-sale investments are included in the income statement in the period in which they arise.

Short term liquid investments comprise investments in treasury bills issued by the Bank of Papua New Guinea. These are all intended to be held to maturity, which is typically one to three months. These are measured at cost with accrued interest included in other debtors.

Bougainville Copper Limited year ended 31 December, 2002		**2002 K'000**	2001 K'000
2. GENERAL AND ADMINISTRATIVE EXPENSES			
Remuneration of Directors (Note 11)		**303**	189
Auditors' remuneration	- auditing the accounts	**30**	21
	- taxation and exchange control services	**153**	73
(The auditors have received no other benefits)			
Insurance		**223**	1 297
Management fees - related party (Note 16)		**1 843**	1 788
Other general and administrative expenses		**1 551**	1 202
		4 103	4 570
3. INVESTMENTS			
Non-current			
Quoted shares in other corporations - at market value		**18 882**	3 115
		18 882	3 115

Bougainville Copper Limited year ended 31 December, 2002	**2002 K'000**	2001 K'000
4. TAXATION		
(a) The following reconciliation discloses the items which caused the charge for income tax in the statements of earnings to vary from the income tax prima facie payable on reported earnings:		
Operating profit before taxation	**7 870**	8 411
Prima facie income tax @ 30%	**2 361**	2 523
Future tax benefit now recognised	**(2 361)**	(2 523)
Income tax expense	**-**	-

(b) An agreement between the Independent State of Papua New Guinea and Rio Tinto Limited provides for the deferral of income tax payable in respect of the 1989 year until certain criteria have been met following successful recommencement of operations.

(c) The future income tax benefit relating to tax losses has not been brought to account because their realisation is not probable.
Available tax losses carried forward amount to K 147 931 163 (2001 K 153 692 431).

	2002	2001
5. EXCHANGE FLUCTUATION		
(a) The net exchange gain reflected in earnings arose from:		
Overseas cash balances	**289**	20
(b) Foreign currency amounts included in current assets, non- current assets and current liabilities that are not effectively hedged are:		
Current assets: kina equivalent of Australian dollars	**555**	189
Non current assets: kina equivalent of Australian dollars	**17 890**	3 115
Current liabilities: kina equivalent of Australian dollars	**189**	453
No foreign currency amounts are included in non-current liabilities.		

	2002	2001
6. LIABILITIES		
Creditors		
(a) **Current**		
Provision for care and maintenance	**830**	830
Trade creditors	**191**	288
Related corporations	**243**	180
	1 264	1 298
(b) **Non-current**		
Other creditors	**4 520**	4 522

Creditors that have been carried forward since the mine closure have been classified as non-current liabilities, as the directors consider they are unlikely to be settled within the following year. Aged creditors that are no longer considered payable have been written back.

	2002	2001
Provision for compensation, rehabilitation and stabilisation	**22 073**	22 073

The company has a provision for compensation, rehabilitation and stabilisation for which it may be liable as a consequence of cessation of operations.
The directors consider that the provision held of K22.07 million is adequate to cover claims for which the company may be liable.

Bougainville Copper Limited year ended 31 December, 2002	**2002** **K'000**	2001 K'000
7. MINE ASSETS		
(a) Mine development and buildings.		
- at directors' 1980 valuation	**292 165**	292 165
Less accumulated depreciation	**159 721**	159 721
	132 444	132 444
- at cost	**102 988**	102 988
Less accumulated depreciation	**38 664**	38 664
	64 324	64 324
Net mine development and buildings	**196 768**	196 768
(b) Plant, machinery & equipment		
- at directors' 1980 valuation	**245 177**	245 177
Less accumulated depreciation	**148 866**	148 866
	96 311	96 311
- at cost	**304 486**	304 486
Less accumulated depreciation	**104 703**	104 703
	199 783	199 783
Net plant, machinery & equipment	**296 094**	296 094
(c) Mine property		
- at cost	**62 121**	62 121
Less accumulated amortisation	**46 204**	46 204
Net mine property	**15 917**	15 917
(d) Capitalised works in progress		
- at cost	**29 112**	29 112
Total property, plant & equipment		
- at cost or valuation	**1 036 049**	1 036 049
Less accumulated depreciation/amortisation	**498 158**	498 158
Net book value	**537 891**	537 891
Stores	**10 003**	10 003
Total mine assets	**547 894**	547 894
Less general impairment provision	**350 000**	350 000
Net book value	**197 894**	197 894
Reconciliation of Movement in Net Book Value.		
Net Book Value at beginning of year	**197 894**	197 906
Additions	**-**	-
Disposals	**-**	12
Net Book Value at end of year	**197 894**	197 894

The basis of valuation of these assets are set out in note 1.(b) of the accounts and attention is drawn to note 1.(a) titled 'Basis of Preparation'. Due to the loss of complete historical information following the closure of the mine it is not possible to reliably estimate the carrying amount that would have been included had mine assets been carried at original cost less accumulated depreciation.

Bougainville Copper Limited year ended 31 December, 2002	**2002 K'000**	2001 K'000
8. ASSET REVALUATION RESERVE		
Asset revaluation reserve	**31 276**	31 276

In 1980 mine assets were revalued by K300 million. A majority of the reserve created by this revaluation was distributed to shareholders by way of bonus shares leaving a residual amount as shown in this note that has been carried forward.

9. OTHER DEBTORS	**2002 K'000**	2001 K'000
(a) **Current**		
Sundry debtors	**12**	-
Interest receivable	**905**	1 323
Withholding tax receivable	**4 405**	4 405
	5 322	5 728
(b) **Non-current**		
Other debtors	**7 136**	7 136
Provision for doubtful debts	**(3 227)**	(3 227)
	3 909	3 909

Debtors that have been carried forward since the mine closure have been classified as non-current assets, as the directors consider they are unlikely to be settled within the following year. A significant proportion of these other debtors are receivable from State owned entities, and are considered subject to offset on settlement against amounts owing to other State owned entities included in other creditors [Note 6 (b)]. Aged debtors that are no longer considered collectable have been written off.

10. CAPITAL

The issued capital of the company is 401 062 500 ordinary shares, fully paid.
No change in issued capital occurred during 2002.

11. REMUNERATION OF DIRECTORS

Directors' remuneration, including the value of benefits, received during the year is as follows:

	2002	2001
B. L Cusack	**108**	-
B. R Alexander	**65**	46
K. Aua	-	-
D. S. Karpin	-	51
D. H. McLellan	**65**	46
M. A. Moramoro	**65**	46
P. R. Taylor	-	-

12. CONTINGENT LIABILITIES AND ASSETS

Bougainville Copper Limited is defendant to an action commenced in the National Court by two plaintiffs seeking declarations that they are the lawful representatives of the mine site and the tailings disposal area landowners and that the Mining Warden is the proper judicial officer to determine what, if any, compensation is due to landowners for the period since the mine closed. The company has made a provision in its accounts to cover an award of landowner compensation. The directors do not expect the company to suffer any material loss as a result of the cancellation of purchase orders for either revenue or capital contracts.

Bougainville Copper Limited year ended 31 December, 2002

13. MINING TENEMENTS

The company holds 100% interest in leases: 1, B9, B6, B8, B7, B2, B10, B3; and prospecting authorities: 1, 2, 3, 4, 5, 6, 7A and 7B on Bougainville Island.

14. HOLDING COMPANY

The holding company is Rio Tinto Limited (incorporated in Australia).

15. SEGMENTAL INFORMATION

The company carried on investment activities during the year. Its assets are the Panguna mine and associated facilities on Bougainville Island, Papua New Guinea, cash and equities listed on the Australian Stock Exchange.

16. RELATED PARTY TRANSACTIONS

Transactions with directors are disclosed in note 11.
In 2002 the company paid fees of K129 441 (2001 K134 967) to Rio Tinto Services Limited for managing investment funds and K1 713 626 (2001 K1 652 803) to Rio Tinto Minerals (PNG) Limited for the provision of office space, staff and related services.
With the exception of the above the company did not enter into any other transactions with related parties.

17. FINANCIAL INSTRUMENTS

The company's financial instruments include cash and cash equivalents, equity investments, receivables and accounts payable.

(a) Financial Risk Management

The company's activities expose it to a variety of financial risks, including the effects of changes in market prices, foreign currency exchange rates and interest rates. The company monitors these financial risks and seeks to minimize the potential adverse effects on the financial performance of the company. The company does not use any derivative financial instruments to hedge these exposures.

(b) Foreign exchange risk

The company undertakes transactions denominated in foreign currencies from time to time and resulting from these activities, exposures in foreign currencies arise. It is not the company's policy to hedge these foreign currency risks. Details of exchange fluctuations and foreign currency amounts are shown in note 5.

(c) Credit Risk

The company has no significant concentrations of net credit risk.

(d) Liquidity Risk

The company aims to prudently manage liquidity risk by maintaining sufficient cash and other liquid assets or the availability of funding through uncommitted credit facilities.

(e) Fair Value Estimation

The company is not in a position to determine the fair values of its receivables and payables due to the significant uncertainties arising from the closure of the mine. The face value of bank balances and short term liquid investments are assumed to approximate their fair values. Equity investments are carried at their fair value, being market price.

INDEPENDENT AUDIT REPORT

Independent Audit Report to the Members of Bougainville Copper Limited

Qualified Audit Opinion

The financial report of Bougainville Copper Limited for the year ended 31 December 2002 set out on pages 9 to 17 has been prepared with the inclusion of the company's mine assets at their 1 January 1991 book value, with a separate general provision of K350 million having been made in 1991 for the value of the indeterminate level of deterioration, damage and pilferage of assets which has occurred in the period since the withdrawal of company personnel from Bougainville in early 1990. As explained in note 1.(a) to the accounts, there continues to be considerable uncertainty surrounding the future of the Panguna mine, and the extent of deterioration, damage and pilferage of the company's assets on Bougainville.

While the directors have made this impairment provision in good faith based on the limited information available to them, it must be recognised that the actual extent of the necessary write-downs can only be established when access to the mine site by appropriate company representatives is again possible or when a reliable market price for the Panguna assets can be determined.

In our opinion, providing for the probable impairment loss from deterioration, damage or pilferage is the appropriate accounting treatment for the actual impairment losses which will have occurred in the period to 31 December 2002. However, as the actual extent of such losses can only be established after the company regains access to the mine site or a reliable market price can be determined, we recognise that, at present, the recoverable amount of the company's assets on Bougainville is not capable of reliable measurement or estimation. Accordingly the impairment provision made by directors in 1991 may eventually prove to be above or below the sum which is necessary to reflect this impairment.

In the absence of all the necessary information and explanations we require, and for the reasons set out above, we are unable to form an opinion as to whether or not the impairment provision against the carrying amount of mine assets of K350 million is adequate or not. Accordingly we are unable to form an opinion as to whether or not the carrying value of the mine assets, as disclosed in these accounts, is properly stated.

The mine assets which represent 59% of the book value of total assets and 66% of the book value of net tangible assets and the liability for compensation, rehabilitation and stabilisation are of fundamental importance to the presentation of the accounts. In view of the significant uncertainty over the carrying amount of the mine assets and the liability for compensation, rehabilitation and stabilisation, as set out above, we are unable to form an opinion as to whether or not the financial report gives a true and fair view of the state of affairs of the company as at 31 December 2002 and the results for the year ended on that date.

In our opinion, except that the records of mine assets may not be a reflection of the existence and value of those assets on Bougainville, proper accounting records have been kept by the company as far as appears from our examination of those records. This opinion must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The Financial report - responsibility and content

The preparation of the financial report for the year ended 31 December 2002 is the responsibility of the directors of Bougainville Copper Limited.

The Auditors' role and work

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company. Our role was to conduct the audit in accordance with International Standards on Auditing to provide reasonable assurance as to whether the financial report is free of material misstatement. Our audit did not involve an analysis of the prudence of business decisions made by the directors or management.

In conducting the audit, we carried out a number of procedures to assess whether in all material respects the financial report presents fairly a view in accordance with the Companies Act 1997, and applicable International Accounting Standards and other generally accepted accounting practice in Papua New Guinea, which is consistent with our understanding of the Company's financial position, and it's performance as represented by the results of it's operations and cash flows.

The procedures included:

- selecting and examining evidence, on a test basis, to support amounts and disclosures in the financial report. This included testing, as required by auditing standards, certain internal controls, transactions and individual items. We did not examine every item of available evidence
- evaluating the accounting policies applied and significant accounting estimates made by the directors in their preparation of the financial report
- obtaining written confirmation regarding material representations made to us in connection with the audit
- reviewing the overall presentation of information in the financial report.

Our audit opinion was formed on the basis of these procedures.

Independence

As auditor, we are required to be independent of the Company and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Papua New Guinea Institute of Accountants and the Companies Act 1997.

In addition to our statutory work, we were engaged to undertake other services for the Company. These services are disclosed in note 2 to the financial statements. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers

by S.C. Beach

Registered under the Accountants Registration Act (1996)
Port Moresby.

on this 3rd day of February 2003.

CORPORATE INFORMATION

BOUGAINVILLE COPPER LIMITED

(Incorporated in Papua New Guinea)

Registered Office:
6th Floor, Pacific Place,
Cnr Champion Parade & Musgrave Street, Port Moresby
Papua New Guinea
Telephone: +(675) 309 2800 Facsimile: +(675) 321 3634

Principal Registered Office In Australia:
Bougainville Copper Limited A.R.B.N. 007 497 869
Level 33, 55 Collins Street, Melbourne, VIC. 3000.
Telephone: (03) 9283 3333 Facsimile: (03) 9283 3707

Share Registers:
c/o Deloitte Touche Tohmatsu
12th Floor, Deloitte Tower,
Douglas Street, Port Moresby Papua New Guinea
Telephone: +(675) 308 7000 Facsimile: +(675) 308 7001

Postal Address:
PO Box 1275 Port Moresby.

c/o Computershare
Registry Services Pty Ltd
Level 12, 565 Bourke Street, Melbourne, VIC. 3000.
Telephone: (03) 9611 5711 Facsimile: (03) 9611 5710

Postal Address:
GPO Box 2975EE Melbourne, VIC. 3001.

Stock Exchanges:
Listed with the Australian Stock Exchange Limited.

Auditors:
PricewaterhouseCoopers
PO Box 484 Port Moresby Papua New Guinea

Bankers:
Commonwealth Bank of Australia
Papua New Guinea Banking Corporation

Solicitors:
Allens, Arthur Robinson
Gadens Lawyers

TWENTY LARGEST SHAREHOLDERS

The twenty largest shareholders as at 3 February, 2003 and the number of shares held by each were:

Name and Registered Address	Shares	% of Issued Shares
1 Rio Tinto Limited Melbourne VIC	214 887 966	53.58
2 The Independent State of Papua New Guinea	76 430 809	19.06
3 ANZ Nominees Limited Melbourne VIC	30 725 632	7.66
4 Citicorp Nominees Pty Limited Melbourne VIC	23 642 157	5.89
5 Westpac Custodian Nominees Limited Sydney NSW	6 027 187	1.50
6 J P Morgan Nominees Australia Limited Sydney NSW	4 931 743	1.23
7 Bougainville Copper Foundation Port Moresby PNG	3 600 000	0.90
8 Public Officers Superannuation Fund Board Port Moresby PNG	2 561 500	0.64
9 National Nominees Limited Melbourne VIC	1 657 958	0.41
10 Dr Thomas John Beresford Wheelers Hill VIC 3150	1 620 157	0.40
11 Franz Heinrich Rast Bulli NSW	1 557 440	0.40
12 James West Brisbane QLD	1 529 511	0.38
13 Hong Kong Toys Limited Cook Islands	1 000 000	0.25
14 Carstock Nominees Pty Limited Melbourne VIC	900 000	0.22
15 Deep Investments Pty Limited Pymble NSW	629 343	0.16
16 HBSC Custody Nominees (Australia) Limited Sydney NSW	416 416	0.11
17 Miss Madeline Anne Eldridge Glen Waverley VIC	410 000	0.10
18 Mr Geok Loo Goh Singapore	400 000	0.10
19 Mr Donald Ranaweera MBE Columbo Sri Lanka	400 000	0.10
20 Deep Valley Pty Limited Virginia QLD	377 000	0.09
	373 704 819	**93.18**

CORPORATE INFORMATION

DISTRIBUTION OF SHARES

As at 3 February 2003: The issued shares of the company were 401 062 500 fully paid one kina shares, each carrying one voting right.
The number of shareholders was 16 519.

The distribution of holdings of the issued shares was:

1 - 1 000	shares	13 587	82.25
1 001 - 5 000	shares	2 077	12.57
5 001 - 10 000	shares	441	2.67
10 001 - shares and over		414	2.51
Total Shareholders		16 519	100.00

There were 14 851 holdings of shares (89.90%) which do not form a marketable parcel.
93.18% of the total issued shares were held by or on behalf of the twenty largest shareholders.

The substantial shareholders were:

Rio Tinto Limited and its wholly-owned subsidiary Rio Tinto Base Metals Pty Limited 214 887 966 shares (53.58%); Rio Tinto plc has an interest in the same shares through its wholly-owned subsidiaries' (Tinto Holdings Australia Pty Limited, Melbourne Vic; Rio Tinto Australian Holdings Limited, Rio Tinto Pacific Holdings Limited and Rio Tinto International Holdings Limited, all of London, UK) interests in Rio Tinto Limited and Rio Tinto Base Metals Pty Limited; The Independent State of Papua New Guinea - 76 430 809 shares (19.06%).

APPLICABLE JURISDICTION

The company is incorporated in Papua New Guinea and is not generally subject to Australian Corporations Law including, in particular, Chapter 6 of the Australian Corporations Law dealing with the acquisition of shares (including substantial shareholdings and take-overs), but is instead subject to the provisions of the Papua New Guinea Companies Act 1997 and Securities Act 1998.

DISTRIBUTION OF THE BENEFITS

Bougainville Copper Limited year ended 31 December, 2002	K million	
	2002	1972-2002
PNG GOVERNMENT		
Corporate income tax*	-	514.2
Additional profits tax*	-	72.6
Group tax (PAYE)	-	122.2
Customs duty	-	104.1
Miscellaneous	-	10.1
Dividends*	1.5	167.4
Dividends WHT*	1.1	97.6
	2.6	1 088.2
NSP GOVERNMENT		
Royalties (95% to NSPG)	-	61.4
Non Renewable Resources Fund	-	1.8
Other taxes	-	12.0
	-	75.2
LANDOWNERS		
Royalties (5% to Landowners)	-	3.2
Compensation	-	35.0
	-	38.2
NON-GOVERNMENT SHAREHOLDERS		
Dividends net of dividend WHT*	**5.4**	582.1
EMPLOYEES		
Wages (less PAYE)	-	575.6
TOTAL	**8.0**	2 359.3

Not included in the above table are the benefits received by the providers of goods and services to Bougainville Copper Limited.
A company survey in 1989 revealed that there were approximately 200 Bougainville based business enterprises dependent largely upon Bougainville Copper Limited's operation.
These enterprises employed in excess of 4,000 people prior to the mine closure.
** These amounts relate to the referable year (i.e. the year in which the amount became due) and hence the cash effect on the PNG economy has a delayed impact.*

BOUGAINVILLE COPPER LIMITED ANNUAL REPORT

Statistical Summary

FINANCIAL	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991	1990
Earnings (K million)													
Net sales revenue and other income*****	**11.7**	13.0	19.6	18.3	12.4	6.1	10.7	5.5	2.2	1.7	2.2	3.3	80.2
Operating and other expenses****	**4.1**	4.6	3.8	4.8	5.2	4.8	5.0	4.9	3.6	4.1	5.1	316.6	36.8
Depreciation*****	-	-	-	-	-	-	-	-	-	-	-	-	51.5
Earnings/(loss) before taxation and exchange gains	**7.6**	8.4	15.8	13.5	7.2	1.4	5.7	0.6	(1.4)	(2.4)	(2.9)	(313.3)	(8.1)
Exchange gains/(losses)	**0.3**	-	-	0.4	0.5	-	-	6.6	9.2	(0.3)	1.5	0.1	(0.5)
Earnings/(loss) before taxation	**7.9**	8.4	15.8	13.9	7.7	1.4	5.7	7.2	7.8	(2.7)	(1.4)	(313.2)	(8.6)
Income tax	-	-	-	-	-	-	-	-	-	-	-	-	6.0
Additional profits tax	-	-	-	-	-	-	-	-	-	-	-	-	-
Net earnings/(loss)	**7.9**	8.4	15.8	13.9	7.7	1.4	5.7	7.2	7.8	(2.7)	(1.4)	(313.2)	(14.6)
Dividends paid	**8.0**	-	-	-	-	-	-	-	-	-	-	-	-
Earnings/(losses) retained	**(0.1)**	8.4	15.8	13.9	7.7	1.4	5.7	7.2	7.8	(2.7)	(1.4)	(313.2)	(14.6)
Balance Sheet (K million)													
Property, plant & equipment	**197.9**	197.9	197.9	197.9	198.6	200.1	200.6	200.7	200.7	200.8	201.4	201.5	545.9
Investments and loans	**18.9**	3.1	-	-	-	-	-	-	-	-	-	-	-
Current and other non-current assets	**119.4**	135.4	131.0	114.4	100.7	87.7	85.4	76.0	65.6	56.2	56.8	56.5	64.7
Total assets	**336.2**	336.4	328.9	312.3	299.3	287.8	286.0	276.7	266.3	257.0	258.2	258.0	610.6
Shareholders' funds	**301.6**	301.8	293.3	277.5	263.6	255.9	254.5	248.8	241.6	233.8	236.4	237.9	551.1
Exchange fluctuation	-	-	-	-	-	-	-	-	-	-	-	-	-
Long term liabilities	**33.4**	33.4	33.4	33.5	35.3	6.8	6.8	6.8	6.8	6.8	6.8	6.8	47.7
Current liabilities	**1.2**	1.2	2.2	1.3	0.4	25.1	24.7	21.1	17.9	16.4	15.0	13.3	11.8
Funds employed	**336.2**	336.4	328.9	312.3	299.3	287.8	286.0	276.7	266.3	257.0	258.2	258.0	610.6
PRODUCTION / SALES													
Mined													
Ore and waste removed (millions of tonnes)	-	-	-	-	-	-	-	-	-	-	-	-	-
Ore milled (millions of tonnes)	-	-	-	-	-	-	-	-	-	-	-	-	-
Ore grade													
Copper (per cent)	-	-	-	-	-	-	-	-	-	-	-	-	-
Gold (grams/tonne)	-	-	-	-	-	-	-	-	-	-	-	-	-
Produced													
Concentrate (thousands of dry tonnes)	-	-	-	-	-	-	-	-	-	-	-	-	-
Contained copper (thousands of dry tonnes)	-	-	-	-	-	-	-	-	-	-	-	-	-
Concentrate grade													
Copper (per cent)	-	-	-	-	-	-	-	-	-	-	-	-	-
Gold (grams/tonne)	-	-	-	-	-	-	-	-	-	-	-	-	-
Silver (grams/tonne)	-	-	-	-	-	-	-	-	-	-	-	-	-
Shipped													
Total concentrate (thousands of dry tonnes)	-	-	-	-	-	-	-	-	-	-	-	-	-
Destination:													
Japan (per cent)	-	-	-	-	-	-	-	-	-	-	-	-	-
Other Asian (per cent)	-	-	-	-	-	-	-	-	-	-	-	-	-
Europe (per cent)	-	-	-	-	-	-	-	-	-	-	-	-	-
All other (*per cent*)	-	-	-	-	-	-	-	-	-	-	-	-	-
Values													
Gross concentrate sales value (before treatment and refining charges, freight, etc.) (K million)	-	-	-	-	-	-	-	-	-	-	-	-	0.3
Contribution by:													
Copper (per cent)	-	-	-	-	-	-	-	-	-	-	-	-	61
Gold (per cent)	-	-	-	-	-	-	-	-	-	-	-	-	38
OTHER													
US$/Kina exchange rate	**0.25**	0.26	0.36	0.39	0.48	0.69	0.76	0.79	1.01	1.02	1.04	1.05	1.05
Average metal prices													
LME copper (USc/lb)	**70.65**	66.2	82.1	71.4	75.2	105.6	104.0	133.1	105.0	87.0	103.0	106.0	119.8
London gold market (US$/oz)	**310.14**	276.5	280.0	280.0	294.0	335.3	387.0	384.5	384.0	360.0	344.0	362.2	382.8
Return on shareholders' funds (per cent)	**2.6**	2.8	5.4	5.0	2.9	0.5	2.2	2.9	3.2	-	-	-	-
Earnings per share*** (toea)	**1.96**	2.10	3.93	3.5	1.9	0.3	1.4	1.8	1.9	-	-	-	-
Dividends per fully paid share***(par value K1.00) (toea)	**2**	-	-	-	-	-	-	-	-	-	-	-	-
Number of shares issued at end of year (millions)	**401**	401	401	401	401	401	401	401	401	401	401	401	401
Number of shareholders at end of year	**16 519**	16 812	17 021	17 260	18 183	18 182	18 041	18 452	18 765	19 189	19 851	19 982	20 532
Debt/equity ratio	-	-	-	-	-	-	-	-	-	-	-	-	-
Workforce at end of year													
Overseas	-	-	-	-	-	-	-	-	-	-	1	6	13
National	-	-	-	-	-	-	-	-	-	-	-	6	10

Notes: *Bonus dividends of 4.0 and 6.7 toea per fully paid share were made in1979 and 1980 respectively and have been included in dividend figures for those years.*

**Full year figures: but commercial production commenced 1 April 1972*

[illegible]

1989	1988	1987	1986	1985	1984	1983	1982	1981	1980	1979	1978	1977	1976	1975	1974	1973	1972*
231.6	493.4	415.4	342.7	317.6	310.9	392.9	283.2	296.4	338.7	343.1	225.1	205.3	208.9	193.1	292.6	252.4	95.9
181.7	244.8	227.5	223.7	221.5	234.8	228.1	207.2	210.8	174.8	144.1	125.0	126.8	117.5	107.2	92.5	81.8	53.3
47.3	43.9	49.4	47.3	47.6	46.5	47.0	44.2	43.3	43.8	40.7	40.4	36.2	31.1	29.6	28.5	24.8	14.5
2.6	204.7	138.5	71.7	48.5	29.6	117.8	31.8	42.3	120.1	158.3	59.7	42.3	60.3	56.3	171.6	145.8	28.1
2.5	(2.9)	2.6	2.3	(1.4)	(2.8)	(16.3)	(3.3)	1.1	2.6	3.5	10.3	(0.1)	1.3	2.3	9.5	12.9	(0.4)
5.1	201.8	141.1	74.0	47.1	26.8	101.5	28.5	43.4	122.7	161.8	70.0	42.2	61.6	58.6	181.1	158.7	27.7
25.7	70.0	50.6	28.7	19.0	15.2	46.9	17.3	20.6	39.6	57.5	22.0	13.7	20.3	12.4	49.1	0.3	-
-	23.2	-	-	-	-	-	-	-	11.6	20.4	-	-	-	-	17.4	-	-
(20.6)	108.6	90.5	45.3	28.1	11.6	54.6	11.2	22.8	71.5	83.9	48.0	28.5	41.3	46.2	114.6	158.4	27.7
-	108.3	92.2	44.1	28.1	16.0	52.1	10.0	20.1	80.2	106.9	40.1	21.4	26.7	26.7	73.5	81.4	11.0
(20.6)	0.3	(1.7)	1.2	-	(4.4)	2.5	1.2	2.7	(8.7)	(23.0)	7.9	7.1	14.6	19.5	41.1	77.0	16.7
595.8	570.0	527.8	550.1	558.5	576.2	594.9	622.8	611.2	610.8	325.4	340.1	352.2	350.4	346.0	352.2	371.7	378.7
-	2.2	0.7	0.7	0.2	0.2	0.3	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	-
59.5	250.1	260.3	190.1	160.4	152.9	185.3	155.9	148.7	148.4	201.0	125.8	137.1	136.0	129.5	205.6	130.4	73.9
655.3	822.3	788.8	740.9	719.1	729.3	780.5	778.8	760.0	759.3	526.5	466.0	489.4	486.5	475.6	557.9	502.2	452.6
565.6	586.2	586.0	587.7	586.5	586.5	590.9	588.4	587.2	584.5	294.5	317.5	309.7	302.5	287.9	268.4	227.4	146.7
-	0.2	0.3	(3.2)	(5.9)	(5.3)	(4.7)	(5.4)	1.5	5.1	5.4	9.0	14.6	9.0	11.5	19.1	39.5	24.2
46.9	23.7	24.8	48.1	52.4	52.5	51.6	125.6	80.1	25.7	36.2	42.1	53.3	101.7	106.8	121.1	127.5	204.0
42.8	212.2	177.7	108.3	86.1	95.6	142.7	70.2	91.2	144.0	190.4	97.4	111.8	73.3	69.4	149.3	107.8	77.7
655.3	822.3	788.8	740.9	719.1	729.3	780.5	778.8	760.0	759.3	526.5	466.0	489.4	486.5	475.6	557.9	502.2	452.6
33.27	89.78	83.53	79.16	73.62	74.40	81.00	76.22	77.56	79.76	75.97	79.06	70.79	58.54	56.40	56.00	56.65	46.75
13.52	47.69	48.20	47.89	50.07	46.52	47.73	41.74	37.53	37.62	36.17	38.12	34.11	31.21	31.08	30.14	29.14	21.89
0.44	0.41	0.41	0.42	0.42	0.42	0.46	0.47	0.51	0.46	0.55	0.60	0.61	0.64	0.64	0.70	0.73	0.76
0.50	0.41	0.43	0.48	0.42	0.48	0.55	0.60	0.59	0.50	0.75	0.82	0.90	0.87	0.80	1.02	1.03	0.77
221.6	552.0	585.5	586.6	581.8	542.3	636.9	598.6	576.4	510.4	584.7	658.6	615.6	596.8	596.0	640.8	650.2	438.1
63.7	166.0	178.2	178.6	175.0	164.4	183.2	170.0	165.4	146.8	170.8	198.6	182.3	176.5	172.5	184.1	182.9	124.0
30.1	30.1	30.4	30.5	30.1	30.3	28.8	28.4	28.7	28.8	29.2	30.2	29.6	29.6	28.9	28.7	28.1	28.3
30.0	25.1	25.8	27.9	24.7	28.9	28.3	29.3	29.2	27.5	33.7	35.5	36.3	33.9	30.5	32.0	31.6	27.3
9.2	87.7	86.4	85.9	79.3	81.9	74.4	72.1	73.5	72.2	76.3	79.8	77.0	76.1	71.0	72.3	69.0	69.3
20.8	570.8	567.6	589.4	560.0	550.8	636.1	599.6	596.2	494.4	586.5	640.9	614.8	605.8	587.0	665.8	625.2	434.4
0.2	45.4	32.6	43.2	44.1	51.9	47.0	46.6	49.8	54.5	56.0	51.0	54.8	42.3	42.7	51.5	54.8	48.1
3	23.4	33.5	15.4	15.7	12.3	11.0	6.6	3.3	4.1	3.7	3.2	1.6	1.7	1.7	0.0	0.0	0.0
2.5	27.7	33.9	41.4	40.2	35.8	42.0	45.1	45.4	41.4	40.3	42.0	39.9	46.5	53.8	41.9	37.8	49.4
1.0	3.5	0.0	0.0	0.0	0.0	0.0	1.7	1.5	0.0	0.0	3.8	3.7	9.5	1.8	6.6	7.4	2.5
28.0	561.0	489.4	417.9	381.3	373.4	454.6	343.6	355.2	386.3	407.0	294.5	266.3	260.3	219.4	307.4	270.8	118.8
68	68	60	54	61	53	52	51	54	51	60	64	66	74	69	74	83	83
31	30	38	44	37	45	46	47	44	46	37	34	32	24	29	25	16	16
17	1.16	1.10	1.03	1.00	1.11	1.19	1.35	1.48	1.50	1.41	1.42	1.27	1.26	1.31	1.43	1.42	1.19
10.0	117.9	81.0	62.3	64.3	62.4	71.9	67.1	79.0	99.2	89.8	61.9	59.3	63.6	55.9	93.3	80.9	48.6
3.0	436.8	446.7	367.9	317.3	360.8	423.5	375.6	459.9	614.7	304.7	193.5	147.8	124.8	160.9	158.7	97.3	58.2
-	18.5	15.4	7.7	4.8	2.0	9.3	1.9	3.9	12.2	28.5	15.1	9.2	13.7	16.0	42.7	69.7	18.9
-	27.1	22.6	11.3	7.0	2.9	13.6	2.8	5.7	17.8	20.9	12.0	7.1	10.3	11.5	28.6	39.5	6.9
-	27.0	23.0	11.0	7.0	4.0	13.0	2.5	5.0	20.0	26.7	10.0	5.3	6.7	6.7	18.3	20.0	2.7
01	401	401	401	401	401	401	401	401	401	267	267	267	267	267	267	267	260**
21 87	21 966	22 650	24 680	27 117	30 435	32 834	36 486	38 027	38 326	38 750	40 935	43 820	50 082	54 129	55 558	45 353	46 726
-	.002/1	.004/1	0.05/1	0.06/1	0.09/1	0.10/1	0.20/1	0.17/1	0.05/1	0.15/1	0.19/1	0.37/1	0.40/1	0.44/1	0.52/1	0.72/1	0.62/1
33	610	699	706	704	749	751	756	801	877	851	855	853	858	942	980	929	971
1 98	2 950	3 025	2 993	2 948	2 987	3 058	3 174	3 377	3 416	3 314	3 243	3 063	2 989	3 094	3 242	2 915	2 594

****1972 to 1979 figures are after adjustment for the 1980 capital reconstruction*

*****1989, 1990 and 1991 include extraordinary items of K26.1 million, K28.7 million and K309.2 million respectively*

******1990 includes extraordinary items of K76.3 million for insurance litigation settlement and K51.5 million for depreciation.*